APPENDIX B: COMPANY OFFERING

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ?   145   Investors   0





men's wear

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PITCH	TEAM	DOCUMENTS	QUESTIONS	FUNDRAISING	COMMENTS	

WHAT IS SWAGGLE?



Swaggle is a mobile marketplace for anyone to buy and sell new and pre-owned, quality men's wear straight from your closet. Our game-changing user interface will simplify the shopping experience so that you spend less time shopping and more time looking good.

THE PROBLEM



Although more men (43%) compared to women (31%) of ages 18-34 shop on online auction sites like eBay. (Business Insider, 2015)
The current mobile shopping experience is not tailored for men

43%   31%

Desktop Funnel
Product viewed per user
3.2
Basket
13%
Purchase
11/%
4.55% conversion rate

Smart phone Funnel
Product viewed per user
3.0
Basket
10%
Purchase
8/%
2.46% conversion rate

Add-to-basket rate and purchase rate is lower on mobile. (Criteo, 2015)
The data suggests that the mobile shopping experience has not yet been optimized

Traditionally men's path to purchase has been more linear than women's, adopting a more utilitarian approach, considering all options rationally and weighing up alternatives based on price and quality. (WSJ, 2016)

Although more men (43%) compared to women (31%) of ages 18-34 shop on online auction sites like eBay (Business Insider, 2015), the current mobile shopping experience is not tailored for men.



THE MARKET



The online fashion resale industry is large yet fragmented, mobile resale is the future. Men are more likely to make purchases on mobile devices.

THE PRODUCT: SELLING

Selling:

- Set up a profile with personalized settings and list item(s) in less than 60 seconds
- Advertise your item(s) in the Swaggle marketplace
- Close the deal with a minimum commission fee



take a picture of your item   Input your product details   list your item for sale in seconds

THE PRODUCT - SHOPPING



Shopping:

- Customize your search based on item category, size, brand, price and distance
- Explore item(s) from our quality-controlled list of designer brands
- Swipe left to skip and swipe right to make an offer









Swipe right to offer
Swipe left to skip

Make an offer

Complete the offer with
one counter-offer

Communicate
With other users
Using swag mail

COMPETITIVE ADVANTAGE



SWAGGLE personalizes shopping experience that saves your time and money. With our location-based search engine, you can buy in the morning, wear at night.

REVENUE MODEL

 A standard commission fee of $2.95 for items sold below $20.00

20% commission for items sold $20.00 and above

 Advertising revenue and strategic partnership

 SwagStats – Data Analytics and CRM offering



THE RAISE

Pre-Seed Round
(Convertible Note)

1,000,000 cap

20% Discount Upon Conversion

Seeking **$50k** to complete the pre-seed round:
- **Additional engineering talent**
- **Marketing and strategic partnership**

6% Annual Interest

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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



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startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

FLASHFUNDERS

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0



men's wear

 www.goswaggle.com

Washington, D.C.

 Follow

| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | › |

THE FOUNDING TEAM



in

Eric Niu
CEO and Co-founder

Eric is an entrepreneur with experience in management consulting, government affairs and politics. He likes to travel, play sports and read on his spare time.



in

Martin Sherene

CTO and Co-founder

Martin is the backend, API and mobile dev guru member of the team. When not working on Swaggle, he enjoys tinkering with embedded platforms, running and riding his dirt bike.



in

Mike Ashe

CPO and Co-founder

Mike (or "Ashe") is a marketing guru and has a background in human-centered design. His hobbies include mountain climbing, bow hunting, fishing, scuba diving and brew tours.



in

Mok-yi Chow

Lead Designer and Co-founder

Mok-yi is an user experience and user interface (UX/UI) designer. In his free time, he enjoys hiking, cycling, water sports and being slave to his dog, parrot and coral reef aquarium.

INVESTORS & ADVISORS

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1538 20th St. 2nd Floor Santa Monica, CA 90404



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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ?   145   Investors   0





men's wear

🌐 www.goswaggle.com

📍 Washington, D.C.

┌───┐
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PITCH   TEAM   DOCUMENTS   QUESTIONS   **FUNDRAISING**   COMMENTS   ❯

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
$50,000

Offering Max
$100,000

Valuation Cap ?
$1,000,000

Valuation Discount ?
20.0%

Reg D Offering Summary

Amount Raised

$0.00

Investors

0



Security Type

FlashSeed Convertible Security

Offering Min

N/A

Offering Max

$1,000,000

Valuation Cap ?

$1,000,000

Valuation Discount ?

20.0%

Additional Details

Option Pool ?

N/A



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1538 20th St. 2nd Floor Santa Monica, CA 90404



(310) 504-3706



contact@flashfunders.com

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised ?

$0

Days Left ?   145   Investors   0



men's wear


+   Follow

| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS |  |

COMMONLY ASKED QUESTIONS

//

Why does Swaggle stands out?

Swaggle is the only mobile marketplace that is tailored for mens shopping experience. It is the way men shop.

//

What makes your team the right one for this space?

We created Swaggle because we experienced the problem, and we could not find an existing solution for it. We were a couple of recent college graduates and young professionals that came to Washington DC for our professional careers. We all had a hard time to find quality clothes at a bargaining price. We did not want to settle for the low-end brands like H&M but could not afford high-end brands. Consignment shopping could have been a good option for us, however, most of the brick-and-mortar and online consignment shops are women-centric that we left the places shortly after the first visit. We started to swap clothes and actually bought items from each other because the items matched our sizes and styles. That s when we realized the potential of Swaggle. As a team, not only do we have our own unique skill sets, but we posses a unique blend of intuitive and practical minds which allow us to yield creative yet practical solutions. We all share a

common vision and we are driven by the motivation and belief that Swaggle will change the way we shop in the mobile world.



What are the fees for buying on Swaggle?

Swaggle do not charge any fee for customers to shop on the app.



What are the fees for selling on Swaggle?

Our fees are very simple and straightforward. For all sales under $15, Swaggle takes a flat commission of $2.95. Our customers keep the rest. For sales of $15 or more, sellers keep 80% of the sale and Swaggle s commission is 20%. Once a seller sold item has been delivered and received by the buyer, the seller will receive the earnings from their sales. Customers can spend their earnings within the app or withdraw money as cash whenever they like.



How can customers trust buying on Swaggle?

Customers are protected every time they place an order on Swaggle with Swag Protect. When a customer purchase an item on Swaggle, we keep the customer s payment safe until the customer tells us that he/she have received the order. If the item does not match the description, the customer will need to notify Swaggle within 3 days (72 hours) of delivery. After we verify the customer s claim, we will refund payment. If we do not hear from a customer by 3 days after the order is delivered, we will assume everything is OK and release the customer s payment to the seller. Once we release payment, all sales are final and no refunds will be available.



What is Swaggle's Return Policy?

All sales are final on Swaggle. However, we take an active role in each and every purchase made on Swaggle to ensure both the buyer and seller have a great experience. A buyer may open a case with us if they don t

receive their item or the item they receive is not as described in the original listing. This means a buyer cannot return an item they purchased on Swaggle if the item simply does not fit or they no longer want the item - as long as the seller accurately described the item in the listing.

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised [?]

$0

Days Left [?]   145   Investors   0



men's wear

 www.goswaggle.com

Washington, D.C.

 Follow

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Swaggle

A personalized mobile shopping experience that saves your time and money.

Amount Raised   [?]

$0

Days Left   [?]   144   Investors   0



men's wear


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DILIGENCE DOCUMENTS

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Financial Statements

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REG CF DOCUMENTS ?

Term Sheet

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Flash Convertible Security Subscription Agreement

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Investor Acknowledgment

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REG D DOCUMENTS [?]

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Investor Acknowledgment

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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A   company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not   qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th   tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we   as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te